                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   December, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: PURCHASE OF ORDINARY SHARES AMVESCAP
                               GLOBAL STOCK PLAN

AMVESCAP PLC
512581
IMMEDIATE RELEASE  17TH DECEMBER 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 13 December 2001 the Trustee of the AMVESCAP Global Stock Plan ("the Plan") purchased 50,000 ordinary shares of AMVESCAP PLC at
(pounds sterling)10.2061. The Company was notified of the purchase on 14th December 2001.

Shares held by the Trust are used in connection with the AMVESCAP Global Stock Plan, which is established to provide deferred share incentive arrangements to selected employees of the AMVESCAP group of companies world-wide. The Directors of the Company are deemed to be considered interested in all of the Shares held by the Trustees.






17th DECEMBER 2001.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 17th December 2001                    By /s/ MICHAEL S. PERMAN
     --------------------                    -----------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary